The information in this Preliminary Pricing Supplement is not complete and may be changed. We may not sell these Notes until the Pricing Supplement is delivered in final form. We are not selling these Notes, nor are we soliciting offers to buy these Notes, in any State where such offer or sale is not permitted.

PRELIMINARY PRICING SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
Subject to Completion	Registration No. 333-185049
Dated February 4, 2014

Pricing Supplement dated February •, 2014 to the

Prospectus August 1, 2013

Prospectus Supplement dated August 8, 2013 and Product Prospectus Supplement (Equity Linked Index Notes, Series A) dated August 8, 2013

The Bank of Nova Scotia

$ ●

Callable Contingent Interest Range Accrual Barrier Notes, Series A

Linked to the S&P 500® Index

Due February 7, 2029

The Callable Contingent Interest Range Accrual Barrier Notes, Series A, linked to the S&P 500® Index (“Reference Asset”) due February 7, 2029 (the “Notes”) offered hereunder are senior unsecured obligations of The Bank of Nova Scotia (the "Bank"). The Notes do not provide for the regular payment of interest or guarantee the return of any principal at maturity. The Notes are subject to investment risks including possible loss of the Principal Amount invested due to the negative performance of the Reference Asset and the credit risk of The Bank of Nova Scotia. As used in this pricing supplement, the “Bank,” “we,” “us” or “our” refers to The Bank of Nova Scotia.

The amount that you will be paid on your Notes at maturity will depend on the performance of the Reference Asset and will be calculated as follows:

•	If the Closing Level of the Reference Asset on the Final Valuation Date is greater than or equal to 50% of the Initial Level (the “Barrier Level”): the Principal Amount
•	If the Closing Level of the Reference Asset on the Final Valuation Date is less than the Barrier Level: (i) the stated Principal Amount plus (ii) Principal Amount multiplied by the Percentage Change

A Contingent Interest Payment may be paid on the Notes on each quarterly Contingent Interest Payment Date. The amount of interest you will receive will be based on the number of Valuation Dates in an Interest Period on which the Closing Level of the Reference Asset is equal to or greater than 70% of the Initial Level (the “Trigger Level”) in that Interest Period. The Contingent Interest Payment with respect to each Contingent Interest Payment Date will be determined by (i) dividing the number of Valuation Dates in the immediately preceding Interest Period on which the above condition is met by the total number of Valuation Dates in that Interest Period and (ii) multiplying the resulting fraction by (x) the Applicable Interest Rate, (y) Day Count Fraction and (z) the Principal Amount. It is possible that the Reference Asset will remain below the Trigger Level and/or the Barrier Level for extended periods of time or even throughout the entire term of the Notes which means you will receive no Contingent Interest Payments and you may not receive your Principal Amount at Maturity. Accordingly, you may lose your entire initial investment in the Notes.

The Notes may be called by us in whole, but not in part, on each stated Quarterly Call Payment Date, from and including the First Call Date, upon notice by us to DTC on or before the corresponding Call Notice Date, at an amount that will equal the Principal Amount of your Notes plus the Contingent Interest Payment, if any. If the Notes are called prior to the Maturity Date you will lose the opportunity to continue to be paid Contingent Interest Payments.

You will not participate in any appreciation of the Reference Asset. The Notes do not constitute a direct investment in any of the shares, units or other securities represented by the Reference Asset. By acquiring Notes, you will not have a direct economic or other interest in, claim or entitlement to, or any legal or beneficial ownership of any such share, unit or security and will not have any rights as a shareholder, unitholder or other security holder of any of the issuers including, without limitation, any voting rights or rights to receive dividends or other distributions. See “Additional Risks—You will not Participate in Any Appreciation in the Value of the Reference Asset and Your Return on the Notes is Expected to be Limited to the Contingent Interest Payments Paid on the Notes” in this pricing supplement.

The difference between the estimated value of your Notes and the original issue price reflects costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Trade Date and you may lose all or a substantial portion of your initial investment. The Bank’s profit in relation to the Notes will vary based on the difference between (i) the amounts received by the Bank in connection with the issuance and the reinvestment return received by the Bank in connection with those funds and (ii) the costs incurred by the Bank in connection with the issuance of the Notes and any hedging transactions. The Bank’s affiliates may also realize a profit that will be based on the (i) cost of creating and maintaining the hedging transactions minus (ii) the payments received on the hedging transactions.

The Notes will not be listed on any U.S. securities exchange or automated quotation system.

Neither the United States Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or product prospectus supplement. Any representation to the contrary is a criminal offense. The NOTES ARE NOT INSURED BY THE Canada Deposit Insurance Corporation pursuant to the Canada Deposit Insurance Corporation Act, the United States Federal Deposit Insurance Corporation, or any other governmental agency of Canada, the United States or any other jurisdiction.

Scotia Capital (USA) Inc., our affiliate, will purchase the Notes from us for distribution to other registered broker dealers or will offer the Notes directly to investors. Scotia Capital (USA) Inc. or any of its affiliates or agents may use this pricing supplement in market-making transactions in Notes after their initial sale.  Unless we, Scotia Capital (USA) Inc. or another of its affiliates or agents selling such Notes to you informs you otherwise in the confirmation of sale, the final pricing supplement to which this pricing supplement relates is being used in a market-making transaction.  See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement and “Supplemental Plan of Distribution” on page PS-30 of the accompanying product prospectus supplement.

	Per Note	Total
Price to public[1]	●%	$●
Underwriting commissions[2]	●%	$●
Proceeds to The Bank of Nova Scotia[3]	●%	$●

Investment in the Notes involves certain risks.  You should refer to “Additional Risks” in this pricing supplement and “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the accompanying product prospectus supplement and “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement and page 6 of the accompanying prospectus.

We may decide to sell additional Notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above.

We will deliver the Notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about February 7, 2014 against payment in immediately available funds.

Scotia Capital (USA) Inc.

[1]	If the Notes priced today, the estimated value of the Notes as determined by the Bank would be approximately $● (●%) per $1,000 Principal Amount of the Notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement for additional information. Certain accounts will pay a purchase price of at least $● (●%) per $1,000 Principal Amount of the Notes and third party distributors involved in such transactions may charge a discretionary fee with respect to such sales.
[2]	Scotia Capital (USA) Inc. or one of our affiliates will purchase the Notes at the Principal Amount and as part of the distribution, if the Notes priced today, would pay varying discounts and underwriting commissions of approximately $● (●%) per $1,000 Principal Amount of the Notes in connection with the distribution of the Notes. The actual discounts and underwriting commissions that Scotia Capital (USA) Inc. or one of our affiliates will pay may be more or less than ●% and will depend on market conditions. In no event will Scotia Capital (USA) Inc. or one of our affiliates pay varying discounts and underwriting commissions in excess of $● (●%) per $1,000 Principal Amount of the Notes in connection with the distribution of the Notes. Scotia Capital (USA) Inc. may also receive a structuring and development fee of up to $0.50 (0.05%) per $1,000 Principal Amount of the Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.
[3]	Excludes profits from hedging. For additional considerations relating to hedging activities see “Additional Risk Factors—The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement.

Summary

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the prospectus, the prospectus supplement, and the product prospectus supplement, each filed with the SEC. See “Additional Terms of Your Notes” in this pricing supplement.

Issuer:	The Bank of Nova Scotia (the “Bank”)
Reference Asset:	The S&P 500® Index (Bloomberg Ticker: SPX)
Minimum Investment and Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
Principal Amount:	$1,000 per Note
Original Issue Price:	100% of the Principal Amount of each Note
Currency:	U.S. Dollars
Pricing Date:	Expected to be February 4, 2014
Trade Date:	Expected to be February 4, 2014
Original Issue Date:	Expected to be February 7, 2014 (to be determined on the Trade Date and expected to be the 3rd scheduled Business Day after the Trade Date)
Valuation Dates:

For each Interest Period, each scheduled trading day, and for purposes of calculating the Payment at Maturity, the “Final Valuation Date” shall be the scheduled trading day which is three Business Days prior to the Maturity Date.

The Valuation Dates could be delayed by the occurrence of a market disruption event. See “General Terms of the Notes—Market Disruption Events” beginning on page PS-19 in the accompanying product prospectus supplement.

Interest Period:	The period from and including each Interest Determination Date (or the Original Issue Date, in the case of the Initial Interest Period) to but excluding the next succeeding Interest Determination Date.
Interest Determination Dates:	The third scheduled trading day prior to each Contingent Interest Payment Date.
Initial Interest Period:	Period from the Original Issue Date up to but excluding the next succeeding Interest Determination Date.
Maturity Date:	February 7, 2029, as may be postponed upon the occurrence of a market disruption event as described “General Terms of the Notes—Maturity Date” on page PS-17 in the accompanying product prospectus supplement.
Principal at Risk:	You may lose all or a substantial portion of your initial investment at maturity if the Final Level is below the Barrier Level.

Fees and Expenses:

Scotia Capital (USA) Inc. or one of our affiliates will purchase the Notes at the Principal Amount and as part of the distribution of the Notes will reoffer the Notes to third party dealers at varying discounts and underwriting commissions of up to $● (●%)per $1,000 Principal Amount of the Notes in connection with the distribution of the Notes. The actual discounts and underwriting commissions will be determined on Trade Date. Scotia Capital (USA) Inc. may also receive a structuring and development fee of up to $0.50 (0.05%) per $1,000 Principal Amount of the Notes.

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Trade Date. See “Additional Risks—The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement.

Contingent Interest Payment Dates:

The quarterly payments made on the 7th calendar day of each February, May, August, and November, commencing on May 7, 2014 and ending on the Maturity Date.

The quarterly interest payments will be made on each Interest Payment Date, provided that if these days are not Business Days, interest will be made on the dates determined as described below.

Contingent Interest Payment:

The Contingent Interest Payment will be based on the performance of the Reference Asset and will be calculated as follows:

The amount of interest that will be paid each Interest Period, if any, will be based on the number of scheduled trading days, each a “Valuation Date”, on which the Closing Level of the Reference Asset is equal or greater than the Trigger Level during such Interest Period. To determine your Contingent Interest Payment with respect to each Interest Payment Date, we will (i) divide the number of Valuation Dates in the immediately preceding Interest Period on which the Closing Level of the Reference Asset was equal to or greater than the Trigger Level by the total number of Valuation Dates in that Interest Period and (ii) multiply the resulting fraction by the (x) Applicable Interest Rate, (y) Day Count Fraction and (z) $1,000.

Applicable Interest Rate:	(i) 6.00% per annum for the first 12 quarterly Interest Periods, (ii) 7.25% per annum for the next 8 quarterly Interest Periods, and (iii) 7.50% per annum for the next 12 quarterly Interest Periods (iv) 8.00% for the next 8 quarterly Interest Periods, and (v) 10.00% for the final 20 quarterly Interest Periods.
Day Count Fraction:

30/360, unadjusted, following business day convention (all as more fully described below).

We describe payments as being based on a “day count fraction” of “30/360, unadjusted, following business day convention”.

This means that the number of days in the Interest Period will be based on a 360-day year of twelve 30-day months (“30/360”) and that the number of days in the Interest Period will be based on the days on which interest would have been paid if each such day was a Business Day, not on the actual days on which payment is made (“unadjusted”).

If any Contingent Interest Payment Date falls on a day that is not a Business Day

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(including any Interest Payment Date that is also the Maturity Date), the relevant payment of interest will be made on the next Business Day under the following business day convention.
Payment at Maturity:	The Payment at Maturity, excluding any interest payment, will be based on the performance of the Reference Asset and will be calculated as follows:
If the Final Level is greater than or equal to the Barrier Level, then the Payment at Maturity will equal: Principal Amount

If the Final Level is less than the Barrier Level, then the Payment at Maturity will equal:

Principal Amount + (Principal Amount × Percentage Change)

In this case you will suffer a loss on your initial investment in an amount equal to the negative Percentage Change. Accordingly, you could lose up to 100% of your initial investment.

Initial Level:	The Closing Level of the Reference Asset on the Pricing Date.
Final Level:	The Closing Level of the Reference Asset on the Final Valuation Date.
Closing Level

For any date of determination, the closing level of the Reference Asset published on the Bloomberg page “SPX<Index>” or any successor page on Bloomberg or any successor service, as applicable. In certain special circumstances, the Closing Level will be determined by the Calculation Agent, in its discretion, and such determinations will, under certain circumstances, be confirmed by an independent calculation expert. See “General Terms of the Notes—Unavailability of the Level of the Reference Asset on a Valuation Date” and “General Terms of the Notes—Market Disruption Events” beginning on page PS-19 and “Appointment of Independent Calculation Experts” on page PS-22, in the accompanying product prospectus supplement.

Percentage Change:

The Percentage Change, expressed as a percentage, with respect to the Payment at Maturity, is calculated as follows:

Final Level – Initial Level

Initial Level

For the avoidance of doubt, the Percentage Change may be a negative value.

Trigger Level:	70% of the Initial Level
Barrier Event:	Applicable
Barrier Level:	50% of the Initial Level
Monitoring Period:	Final Valuation Date Monitoring
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Call Provision:	The Notes may be called by us in whole, but not in part, on each stated Quarterly Call Payment Date, from and including the First Call Date, upon notice by us to DTC on or before the corresponding Call Notice Date, at an amount that will equal the Principal Amount of your Notes plus the Contingent Interest Payment, if any. If the Notes are called prior to the Maturity Date you will lose the opportunity to continue to be paid Contingent Interest Payments, if any, on the Notes.
Call Payment:	Call payment will be made in an amount equal to (i) the Principal Amount per Note plus (ii) the Contingent Interest Payment, if any.
First Call Date:	February 7, 2015
Call Notice Dates:	10 Business Days prior to the corresponding Quarterly Call Payment Date.
Quarterly Call Payment Date:

The 7th calendar day of each February, May, August, and November, commencing on the First Call Date, if any, for which we have given a call notice for the Notes, on or before the corresponding Call Notice Date.

CUSIP/ISIN:	CUSIP 064159DM5 / ISIN US064159DM55
Form of Notes:	Book-entry
Type of Notes:	Callable Contingent Interest Range Accrual Barrier Notes, Series A
Calculation Agent:	Scotia Capital Inc., an affiliate of the Bank
Status:	The Notes will constitute direct, unsubordinated and unsecured obligations of the Bank ranking pari passu with all other direct, unsecured and unsubordinated indebtedness of the Bank from time to time outstanding (except as otherwise prescribed by law). Holders will not have the benefit of any insurance under the provisions of the Canada Deposit Insurance Corporation Act, the U.S. Federal Deposit Insurance Act or under any other deposit insurance regime.
Tax Redemption:	The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position, if it is determined that changes in tax laws or their interpretation will result in the Bank (or its successor) becoming obligated to pay additional amounts with respect to the Notes. See “Tax Redemption” below.
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Use of Proceeds:	General corporate purposes
Clearance and Settlement:	Depository Trust Company
Business Day:	New York and Toronto
Terms Incorporated:

All of the terms appearing above the item under the caption “General Terms of the Notes” beginning on page PS-14 in the accompanying product prospectus supplement, as modified by this pricing supplement.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE YOUR ENTIRE PRINCIPAL AMOUNT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL OR ANY CONTINGENT INTEREST PAYMENT, IS SUBJECT TO THE CREDITWORTHINESS OF THE BANK. IF THE BANK WERE TO DEFAULT ON ITS

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PAYMENT OBLIGATIONS YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

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Additional Terms Of Your Notes

You should read this pricing supplement together with the prospectus dated August 1, 2013, as supplemented by the prospectus supplement dated August 8, 2013 and the product prospectus supplement (Equity Linked Index Notes, Series A) dated August 8, 2013, relating to our Senior Note Program, Series A, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes may vary from the terms described in the accompanying product prospectus supplement in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website at
http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000009631):

Prospectus dated August 1, 2013:
http://www.sec.gov/Archives/edgar/data/9631/000089109213006699/e54840_424b3.htm

Prospectus Supplement dated August 8, 2013:
http://www.sec.gov/Archives/edgar/data/9631/000089109213006938/e54968_424b3.htm

Product Prospectus Supplement (Equity Linked Index Notes, Series A), dated August 8, 2013:
http://www.sec.gov/Archives/edgar/data/9631/000089109213006939/e54971_424b5.htm

The Bank of Nova Scotia has filed a registration statement (including a prospectus, a prospectus supplement, and a product prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, The Bank of Nova Scotia, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and the product prospectus supplement if you so request by calling 1-416-866-3672.

Investor Suitability

The Notes may be suitable for you if:

•	You fully understand the risks inherent in an investment in the Notes, including the risk of losing your entire initial investment.
•	You can tolerate a loss of all or a substantial portion of your initial investment and are willing to make an investment that has the downside market risk of an investment in the Reference Asset or in the Reference Asset constituent stocks.
•	You do not believe that the Closing Level will be below the Trigger Level or that the Final Level will be below the Barrier Level.
•	You understand and accept that you will not participate in any appreciation in the Reference Asset and that your potential return at maturity may be limited to the aggregate amount of the Contingent Interest Payments, if any on the Notes.
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•	You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the level of the Reference Asset.
•	You seek current income from your investment but understand that the interest on the Notes is contingent on the performance of the Reference Asset.
•	You are willing to hold the Notes to maturity, a term of approximately fifteen years, and accept that there may be little or no secondary market for the Notes.
•	You are willing to tolerate the possibility of having the Notes called prior to the Maturity Date on a Quarterly Call Payment Date beginning on the First Call Date, eliminating any opportunity thereafter for receiving any Contingent Interest Payments.
•	You are willing to assume the credit risk of the Bank for all payments under the Notes, and understand that if the Bank defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Notes may not be suitable for you if:

•	You do not fully understand the risks inherent in an investment in the Notes, including the risk of losing your entire initial investment.
•	You require an investment designed to guarantee a full return of principal at maturity.
•	You cannot tolerate a loss of all or a substantial portion of your initial investment and are not willing to make an investment that has the downside market risk as an investment in the Reference Asset or in the Reference Asset constituent stocks.
•	You believe that the level of the Reference Asset will decline during the term of the Notes and that the Closing Level will likely be below the Trigger Level and the Final Level will likely be below the Barrier Level, or you believe the Reference Asset will appreciate over the term of the Notes by an amount in excess of the aggregate amount of Contingent Interest Payments received prior to and at maturity.
•	You seek an investment that participates in the appreciation in the level of the Reference Asset or has unlimited return potential.
•	You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the level of the Reference Asset.
•	You do not seek current income from your investment or you are unwilling to receive interest that is contingent on the performance of the Reference Asset.
•	You prefer to receive dividends paid on the stocks included in the Reference Asset.
•	You are unwilling to hold the Notes to maturity, a term of approximately fifteen years, or you seek an investment for which there will be a secondary market.
•	You are not willing to tolerate the possibility of having the Notes called prior to the Maturity Date on a Quarterly Call Payment Date beginning on the First Call Date, eliminating any opportunity thereafter for receiving any Contingent Interest Payments.
•	You are not willing to assume the credit risk of the Bank for all payments under the Notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review ‘‘Additional Risks’’ in this preliminary pricing supplement and the ‘‘Additional Risk Factors Specific to the Notes’’ beginning on page PS-5 of the Product Prospectus Supplement for Equity Linked Index Notes, Series A for risks related to an investment in the Notes.

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EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the default amount as described below.

Default Amount

The default amount for your Notes on any day (except as provided in the last sentence under “Default Quotation Period” below) will be an amount, in the specified currency for the principal of your Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to your Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus
•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the trustees of your Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your Notes, described below, the trustees and/or the Bank may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due (the “due day”) and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or
•	every quotation of that kind obtained is objected to within five business days after the due day as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of an objection is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and that is, or whose securities are, rated either:

•	A-1 or higher by Standard & Poor’s Ratings Services, or any successor, or any other comparable rating then used by that rating agency, or
•	P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.
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If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see “Description of the Debt Securities We May Offer— Events of Default” beginning on page 21 of the accompanying prospectus.

Tax Redemption

The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position, upon the giving of a notice as described below, if:

•	as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the Bank) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Pricing Date (or, in the case of a successor to the Bank, after the date of succession), and which in the written opinion to the Bank (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which a payment is due, additional amounts with respect to the Notes; or
•	on or after the Pricing Date (or, in the case of a successor to the Bank, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to the Bank) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Bank (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Bank (or its successor) of legal counsel of recognized standing, will result (assuming, that such change, amendment or action is applied to the Notes by the taxing authority and that, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which a payment is due, additional amounts with respect to the Notes;

and, in any such case, the Bank (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

The redemption price will be determined by the Calculation Agent in its discretion and such determination will, under certain circumstances, be confirmed by an independent calculation expert. See “Appointment of Independent Calculation Experts” on page PS-22 in the accompanying product prospectus supplement.

In the event the Bank elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the trustees a certificate, signed by an authorized officer, stating that the Bank is entitled to redeem such Notes pursuant to their terms in whole only.

The Bank will give notice of intention to redeem such Notes to holders of the Notes not more than 45 nor less than 30 days prior to the date fixed for redemption specifying, among other things, the date fixed for redemption, and on or promptly after the redemption date, it will give notice of the redemption price.

Hypothetical Payments On the Notes

The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the payment on the Notes (rounded to two decimal places) are not estimates or forecasts of the Initial Level, the Final Level or the Closing Level of the Reference Asset on any Valuation Date or

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on any trading day prior to the Maturity Date. All examples assume that a holder purchased Notes with an aggregate Principal Amount of $1,000, Initial Level of 1,741.89, the Trigger Level of 1,219.323 (70% of the Initial Level), the Barrier Level of 870.945 (50% of the Initial Level), 60 Valuation Dates within each Interest Period and that no market disruption event occurs on any Valuation Date. The Notes are not called. Amounts below may have been rounded for ease of analysis.

Example 1. During the first Interest Period the number of days on which the Closing Level of the Reference Asset was greater than or equal to the Trigger Level was 40 Valuation Dates out of 60 Valuation Dates (assuming there are 60 Valuation Dates in each Interest Period). The relevant Contingent Interest Payment is calculated as follows:

= Principal Amount x Applicable Interest Rate x Day Count Fraction x 40/60

= $1,000.00 x 6.00% x 90/360 x 40/60

= $10.00

Example 2. The following table illustrates the method used to calculate the quarterly Contingent Interest Payment using the Applicable Interest Rate of 7.25%

#of Days* (A)	Number of trading days in an Interest Period (B)	Fraction A/B x 7.25%	Principal Amount	Day Count Fraction (30/360)	Contingent Interest Payment
0	60	0.00	$1,000	90/360	$0.00
20	60	0.024167	$1,000	90/360	$6.04
40	60	0.048333	$1,000	90/360	$12.08
60	60	0.0725	$1,000	90/360	$18.13

* The number of days for which the Reference Asset’s Closing Level is greater than or equal to the Trigger Level in a given Interest Period.

If the number of days for which the Reference Asset's Closing Level is greater than or equal to the Trigger Level for a given Interest Period is zero, you will receive no Contingent Interest Payment on the relevant Contingent Interest Payment Date.

Example 3. Calculation of the Payment at Maturity, excluding any Contingent Interest Payment, where the Percentage Change is negative (but the Final Level is above the Barrier Level).

Final Level: 1,000, which is greater than the Barrier Level of 870.945

Percentage Change: -42.59%

Payment at Maturity: $1,000

Example 4. Calculation of the Payment at Maturity, excluding any Contingent Interest Payment, where the Percentage Change is negative (the Final Level is less than the Barrier Level).

Final Level: 500.00

Percentage Change: -71.295%

Payment at Maturity: $1,000 + ($1,000 x -71.295%) = $287.05

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Accordingly, if the Percentage Change is less than 50.00%, meaning the percentage decline from the Initial Level to the Final Level is greater than 50.00%, the Bank will pay you less than the full Principal Amount, resulting in a loss on your investment (excluding any Contingent Interest Payments, if any) that is equal to the negative Percentage Change. You may lose up to 100% of your principal.

Any payment on the Notes, including any repayment of principal and Contingent Interest Payments, is subject to the creditworthiness of the Bank. If the Bank were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

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ADDITIONAL RISKS

An investment in the Notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the accompanying product prospectus supplement and “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement and on page 6 of the accompanying prospectus.

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and product prospectus supplement.

Your Investment is Subject to a Reinvestment Risk in the Event We Elect to Call the Notes.

We have the ability to call the Notes prior to the Maturity Date. In the event we decide to exercise the Call Provision, the amount of interest payable would be less than the amount of interest payable if you held the Notes until the Maturity Date.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk following our exercise of the Call Provision.  We may choose to call the Notes early or choose not to call the Notes early, in our sole discretion.  In addition, it is more likely that we will call the Notes prior to maturity if a significant decrease in U.S. interest rates or a significant decrease in the volatility of U.S. interest rates would result in greater interest payments on the Notes than on instruments of comparable maturity, terms and credit worthiness then trading in the market.

The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Scotia Capital (USA) Inc. or any other party is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude underwriting commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that are included in the original issue price. The cost of hedging includes the projected profit that we and/or our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Scotia Capital (USA) Inc. as a result of dealer discounts, mark-ups or other transaction costs.

Risk of Loss at Maturity

Any payment on the Notes at maturity depends on the Closing Level of the Reference Asset. The Bank will only repay you the full Principal Amount of your Notes if the value of the Reference Asset on the Maturity Date is at or above the Barrier Level. If the level of the Reference Asset declines below the Barrier Level, you will lose all or a substantial portion of your initial investment in an amount equal to the negative Percentage Change. Accordingly, you may lose your entire investment in the Notes if the Closing Level on the Final Valuation Date is below the Barrier Level.

You will not Receive Any Contingent Interest Payment for Any Quarterly Period Where the Closing Level on Each Related Valuation Date is less than the Trigger Level

You are entitled to receive a Contingent Interest Payment on a quarterly basis but the amount, if any, will depend on how many Valuation Dates the Reference Asset will close at or above the Trigger Level during that Interest Period. If the value of the Reference Asset does not close at or above the Trigger Level on any Valuation Date for that Interest Period you will not receive any Contingent Interest Payment for that Interest Period.

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The Downside Market Exposure to the Reference Asset is Subject to the Barrier Level Only at Maturity

You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the level of the Reference Asset at such time is not below the Barrier Level.

Higher Interest Rates are Generally Associated with a Greater Risk of Loss

Greater volatility with respect to a Note’s Reference Asset reflects a higher expectation as of the Trade Date that the price of the Reference Asset could decline below the Trigger Level on any Valuation Date and/or the Barrier Level on the Final Valuation Date. This greater expected risk will generally be reflected in a higher Applicable Interest Rate on that Note. The Reference Asset’s volatility can change significantly over the term of the Notes. The level of the Reference Asset could fall sharply, which could result in a significant loss of principal and little or no Contingent Interest Payments.

The Notes Differ from Conventional Debt Instruments

The Notes are not conventional notes or debt instruments. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would have earned if you bought a conventional senior interest bearing debt security of the Bank.

You will not Participate in Any Appreciation in the Value of the Reference Asset and Your Return on the Notes is Expected to be Limited to the Contingent Interest Payments Paid on the Notes

You will not participate in any appreciation in the value of the Reference Asset from the Initial Index Level, and the return of the Notes will be limited to the Contingent Interest Payments, if any, that are paid on the Notes. For example, if on the Final Valuation Date, the Reference Asset has appreciated 25% from the Initial Level, the payment at maturity would be limited to the stated Principal Amount of $1,000 and the Contingent Interest Payments, if any per Note. Under this scenario, although the value of the Reference Asset has substantially increased, your payment at maturity does not correspondingly increase and, at maturity, the Notes only provide for the payment of your initial investment and the final Contingent Interest Payment.

Your Investment is Subject to the Credit Risk of The Bank of Nova Scotia

The Notes are senior unsecured debt obligations of the Bank, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus, prospectus supplement and product prospectus supplement, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of the Bank, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the Payment at Maturity, depends on the ability of the Bank to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of the Bank may affect the market value of the Notes and, in the event the Bank were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes. If you sell the Notes prior to maturity, you may receive substantially less than the Principal Amount of your Notes.

The Notes are Subject to Market Risk

The return on the Notes is directly linked to the performance of the Reference Asset and indirectly linked to the value of the Reference Asset constituent stocks, and the extent to which the Percentage Change is positive or negative. The levels of the Reference Asset can rise or fall sharply due to factors specific to the Reference Asset constituent stocks, as well as general market factors, such as general market volatility and levels, interest rates and economic and political conditions.

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The Quarterly Contingent Interest Payment, if Any, is Paid on a Quarterly Basis and is Based Solely on the Closing Level of the Reference Asset on the Valuation Dates

The amount of the Contingent Interest Payment will be determined based on how many Valuation Dates the Reference Asset closes above the Trigger Level in an applicable Interest Period As a result, you will not know the amount of your Contingent Interest Payment until the related Contingent Interest Payment Date. If the value of the Reference Asset does not close above the Trigger Level on any Valuation Date for that Interest Period you will not receive any Contingent Interest Payment for that Interest Period.

The Payment at Maturity Is Not Linked to the Level of the Reference Asset at Any Time Other Than the Final Valuation Date

The Payment at Maturity will be based on the Final Level (subject to adjustments as described). Therefore, for example, if the closing level of the Reference Asset declined substantially as of the Final Valuation Date compared to the Trade Date, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the closing levels of the Reference Asset prior to the Final Valuation Date.  Although the actual level of the Reference Asset at maturity or at other times during the term of the Notes may be higher than the Final Level, you will not benefit from the closing levels of the Reference Asset at any time other than the Valuation Dates.

If the Levels of the Reference Asset or the Reference Asset Constituent Stocks Change, the Market Value of Your Notes May Not Change in the Same Manner

Your Notes may trade quite differently from the performance of the Reference Asset or the Reference Asset constituent stocks. Changes in the levels of the Reference Asset or the Reference Asset constituent stocks may not result in a comparable change in the market value of your Notes. We discuss some of the reasons for this disparity under “—The Price at Which the Notes may be Sold prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased” below.

Holding the Notes is Not the Same as Holding the Reference Asset Constituent Stocks

Holding the Notes is not the same as holding the Reference Asset constituent stocks. As a holder of the Notes, you will not be entitled to the voting rights or rights to receive dividends or other distributions or other rights that holders of the Reference Asset constituent stocks would enjoy.

No Assurance that the Investment View Implicit in the Notes Will Be Successful

It is impossible to predict with certainty whether and the extent to which the level of the Reference Asset will rise or fall. There can be no assurance that the level of the Reference Asset will remain above the Trigger Level and/or the Barrier Level. The Final Level may be influenced by complex and interrelated political, economic, financial and other factors that affect the Reference Asset constituent stocks. You should be willing to accept the risks of the price performance of equity securities in general and the Reference Asset constituent stocks in particular, and the risk of losing some or all of your initial investment.

Furthermore, we cannot give you any assurance that the future performance of the Reference Asset or the Reference Asset constituent stocks will result in your receiving an amount greater than or equal to the Principal Amount of your Notes.  Certain periods of historical performance of the Reference Asset or the Reference Asset constituent stocks would have resulted in you receiving less than the Principal Amount of your Notes if you had owned notes with terms similar to these Notes in the past.   See “Information Regarding The Reference Asset” in this pricing supplement for further information regarding the historical performance of the Reference Asset.

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The Reference Asset Reflects Price Return Only and Not Total Return

The return on your Notes is based on the performance of the Reference Asset, which reflects the changes in the market prices of the Reference Asset constituent stocks. It is not, however, linked to a ‘‘total return’’ index or strategy, which, in addition to reflecting those price returns, would also reflect dividends paid on the Reference Asset constituent stocks. The return on your Notes will not include such a total return feature or dividend component.

Past Performance is Not Indicative of Future Performance

The actual performance of the Reference Asset over the life of the Notes, as well as the amount payable at maturity, may bear little relation to the historical performance of the Reference Asset or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Reference Asset.

Changes Affecting the Reference Asset Could Have an Adverse Effect on the Value of the Notes

The policies of Standard and Poor’s Financial Services LLC, a subsidiary of the McGraw Hill Companies, the sponsor of the Reference Asset (the ‘‘Sponsor’’), concerning additions, deletions and substitutions of the Reference Asset constituent stocks and the manner in which the Sponsor takes account of certain changes affecting those Reference Asset constituent stocks may adversely affect the level of the Reference Asset. The policies of the Sponsor with respect to the calculation of the Reference Asset could also adversely affect the level of the Reference Asset. The Sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could have a material adverse effect on the value of the Notes.

The Bank Cannot Control Actions by the Sponsor and the Sponsor Has No Obligation to Consider Your Interests

The Bank and its affiliates are not affiliated with the Sponsor and have no ability to control or predict its actions, including any errors in or discontinuation of public disclosure regarding methods or policies relating to the calculation of the Reference Asset. The Sponsor is not involved in the Notes offering in any way and has no obligation to consider your interest as an owner of the Notes in taking any actions that might negatively affect the market value of your Notes.

The Price at Which the Notes May Be Sold Prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased

The price at which the Notes may be sold prior to maturity will depend on a number of factors. Some of these factors include, but are not limited to: (i) actual or anticipated changes in the level of the Reference Asset over the full term of the Note, (ii) volatility of the level of the Reference Asset and the market’s perception of future volatility of the level of the Reference Asset, (iii) changes in interest rates generally, (iv) any actual or anticipated changes in our credit ratings or credit spreads, and (v) time remaining to maturity. In particular, because the provisions of the Note relating to the Payment at Maturity behave like options, the value of the Note will vary in ways which are non-linear and may not be intuitive.

Depending on the actual or anticipated level of the Reference Asset and other relevant factors, the market value of the Notes may decrease and you may receive substantially less than 100% of the issue price if you sell your Notes prior to maturity.

The Notes Lack Liquidity

The Notes will not be listed on any securities exchange or automated quotation system. Therefore, there may be little or no secondary market for the Notes. Scotia Capital (USA) Inc. or any other dealer may, but is not obligated to, make a market in the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Scotia Capital (USA) Inc. is willing to purchase the Notes from you. If at any time Scotia Capital (USA) Inc. or any other dealer was not to make a market in the Notes, it is likely that there would be no secondary market for the Notes. Accordingly, you should be willing to hold your Notes to maturity.

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Hedging Activities by the Bank May Negatively Impact Investors in the Notes and Cause Our Respective Interests and Those of Our Clients and Counterparties to Be Contrary to Those of Investors in the Notes

The Bank or one or more of our affiliates has hedged or expects to hedge the obligations under the Notes by purchasing futures and/or other instruments linked to the Reference Asset. The Bank or one or more of our affiliates also expects to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the Reference Asset or one or more of the Reference Asset constituent stocks, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the Final Valuation Date.

The Bank or one or more of our affiliates may also enter into, adjust and unwind hedging transactions relating to other basket- or index-linked Notes whose returns are linked to changes in the level or price of the Reference Asset or the Reference Asset constituent stocks. Any of these hedging activities may adversely affect the level of the Reference Asset—directly or indirectly by affecting the price of the Reference Asset constituent stocks—and therefore the market value of the Notes and the amount you will receive, if any, on the Notes. In addition, you should expect that these transactions will cause the Bank or our affiliates or our respective clients or counterparties, to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the Notes. The Bank or our affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the Notes, and may receive substantial returns with respect to these hedging activities while the value of the Notes may decline.

The Calculation Agent Can Postpone the Valuation Dates for the Notes if a Market Disruption Event with Respect to the Reference Asset Occurs

If the Calculation Agent determines, in its sole discretion, that, on a day that would otherwise be a Valuation Date, a market disruption event with respect to the Reference Asset has occurred or is continuing for the Reference Asset, the Valuation Date will be postponed until the first following trading day on which no market disruption event occurs or is continuing, although the Valuation Date will not be postponed by more than seven scheduled trading days. Moreover, if a Valuation Date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be a Valuation Date, and the Calculation Agent will determine the applicable Closing Level or Final Level that must be used to determine the Contingent Interest Payment and or Payment at Maturity. Under certain circumstances, the determinations of the Calculation Agent will be confirmed by an independent expert. See “General Terms of the Notes—Unavailability of the Level of the Reference Asset on a Valuation Date” beginning on page PS-17, “General Terms of the Notes—Market Disruption Events” beginning on page PS-19 and “Appointment of Independent Calculation Experts” on page PS-22, in the accompanying product prospectus supplement.

Uncertain Tax Treatment

Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation. See “Certain Canadian Income Tax Consequences” and “Certain U.S. Federal Income Tax Considerations” in this pricing supplement.

The Bank’s Estimated Value of the Notes Is Lower than the Original Issue Price (Price to Public) of the Notes

The Bank’s estimated value is only an estimate using several factors. The original issue price of the Notes exceeds the Bank’s estimated value because costs associated with selling and structuring the Notes, as well as hedging the Notes through a third party hedge provider, are included in the original issue price of the Notes. These costs include the selling commissions and the estimated cost of using a third party hedge provider to hedge our obligations under the Notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s Estimated Value Does Not Represent Future Values of the Notes and may Differ from Others’ Estimates

The Bank’s estimated value of the Notes is determined by reference to the Bank’s and third party hedge provider’s internal pricing models when the terms of the Notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and the Bank’s and third party hedge providers’ assumptions about market parameters, which

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can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than the Bank’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the Notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which the Bank would be willing to buy Notes from you in secondary market transactions. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank's Estimated Value is not Determined by Reference to Credit Spreads for our Conventional Fixed-Rate Debt

The internal funding rate used in the determination of the Bank's estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. If the Bank were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the Notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the Notes and any secondary market prices of the Notes. See "The Bank's Estimated Value of the Notes" in this pricing supplement.

Information Regarding The Reference Asset

S&P 500® Index

The S&P 500® Index, which we refer to as the S&P 500® Index or the Reference Asset, includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The S&P 500® Index is calculated, maintained and published by S&P. Additional information is available on the following website http://www.standardandpoors.com/indices/sp-500/en/us/?indexId=spusa-500-usduf--p-us-l--.

S&P intends for the S&P 500® Index to provide a performance benchmark for the U.S. equity markets. S&P calculates the value of the S&P 500® Index (discussed below in further detail) based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The “Market Value” of any underlier stock is the product of the market price per share times the number of the then outstanding shares of such underlier stock. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500® Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market.

As of January 31, 2014, the 500 companies included in the S&P 500® Index were divided into ten Global Industry Classification Sectors. The Global Industry Classification Sectors include (with the approximate percentage currently included in such sectors indicated in parentheses): Consumer Discretionary (12.3%), Consumer Staples (9.6%), Energy (10.0%), Financials (16.2%), Health Care (13.5%), Industrials (10.8%), Information Technology (18.8%), Materials (3.5%), Telecommunication Services (2.3%) and Utilities (3.1%). (Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)

Calculation of the S&P 500® Index

The S&P 500® Index is calculated using a base-weighted aggregate methodology. This discussion describes the “price return” calculation of the S&P 500® Index. The applicable pricing supplement will describe the calculation if the underlier for your notes is not the price return calculation. The value of the S&P 500® Index on any day for which an index value is published is determined by a fraction, the numerator of which is the aggregate of the market price of each stock in the S&P 500® Index times the number of shares of such stock included in the S&P 500® Index, and the denominator of which is the divisor, which is described more fully below.

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The S&P 500® Index is also sometimes called a “base-weighted index” because of its use of a divisor. The “divisor” is a value calculated by S&P that is intended to maintain conformity in index values over time and is adjusted for all changes in the underlier stocks’ share capital after the “base date.” The level of the S&P 500® Index reflects the total market value of all underlier stocks relative to the index’s base date of 1941-43. S&P set the base value of the S&P 500® Index on the base date at 10.

Maintenance of the S&P 500® Index

In order to keep the S&P 500® Index comparable over time S&P engages in an index maintenance process. The S&P 500® Index maintenance process involves changing the constituents, adjusting the number of shares used to calculate the S&P 500® Index, monitoring and completing the adjustments for company additions and deletions, adjusting for stock splits and stock dividends and adjusting for other corporate actions.

Divisor Adjustments

The two types of adjustments primarily used by S&P are divisor adjustments and adjustments to the number of shares (including float adjustments) used to calculate the S&P 500® Index. Set forth below is a table of certain corporate events and their resulting effect on the divisor and the share count. If a corporate event requires an adjustment to the divisor, that event has the effect of altering the market value of the affected underlier stock and consequently of altering the aggregate market value of the underlier stocks following the event. In order that the level of the S&P 500® Index not be affected by the altered market value (which could be an increase or decrease) of the affected underlier stock, S&P derives a new divisor by dividing the post-event market value of the underlier stocks by the pre-event index value, which has the effect of reducing the S&P 500® Index’s post-event value to the pre-event level.

Constituent Changes

Constituent changes are made on an as-needed basis and there is no schedule for constituent reviews. Constituent changes are generally announced one to five business days prior to the change. Relevant criteria for additions to the S&P 500® Index that are employed by S&P include an unadjusted market capitalization of $4.0 billion or more, adequate liquidity, reasonable price, U.S. domicile, public float of 50% or more, industry sector, financial viability and, for IPOs, a seasoning period of six to twelve months. Stocks are deleted from the S&P 500® Index when they are involved in mergers, acquisitions or significant restructurings such that they no longer meet the inclusion criteria, and when they violate one or more of the inclusion criteria. Companies that experience a trading halt may be retained or deleted in S&P’s discretion. S&P evaluates additions and deletions with a view to maintaining S&P 500® Index continuity.

Changes to the Number of Shares of a Constituent

The index maintenance process also involves tracking the changes in the number of shares included for each of the index companies. The timing of adjustments to the number of shares depends on the type of event causing the change, public availability of data, local market practice, and whether the change represents more than 5% of the float-adjusted share count. Changes as a result of mergers or acquisitions are implemented when the transaction occurs, regardless of the size of the change to the number of shares. At S&P’s discretion, however, de minimis merger and acquisition changes may be accumulated and implemented with the updates made at the quarterly share updates as described in the next sentence. Other changes will be implemented as soon as practicable if the change to the float-adjusted share count is more than 5%. For smaller changes, on the third Friday of the last month in each calendar quarter, S&P updates the share totals of companies in the S&P 500® Index as required by any changes in the float-adjusted number of shares outstanding. S&P implements a share freeze the week of the effective date of the quarterly share count updates. During this frozen period, shares are not changed except for certain corporate action events (merger activity, stock splits, rights offerings and certain share dividend payable events). After the float-adjusted share count totals are updated, the divisor is adjusted to compensate for the net change in the total market value of the S&P 500® Index. In addition, any changes over 5% in the current common shares outstanding for the index companies are carefully reviewed by S&P on a weekly basis, and when appropriate, an immediate adjustment is made to the divisor.

In addition, the S&P 500® Index is float-adjusted, meaning that the share counts used in calculating the S&P 500® Index reflect only those shares available to investors rather than all of a company’s outstanding shares. To this end, S&P defines

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three groups of shareholders whose holdings are presumed to be for control, rather than investment purposes. The groups are:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, or strategic partners or leveraged buyout groups;
•	holdings by government entities, including all levels of government within the United States or foreign countries; and
•	holdings by current or former officers and directors of the company, funders of the company, or family trusts of officers, directors or founders. Second, holdings of trusts, foundations, pension funds, employee stock ownership plans or other investment vehicles associated with and controlled by the company.

Within each group, holdings are totaled, and in cases where holdings of a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted share count to be used in S&P 500® Index calculations.

For each stock an Investable Weight Factor (IWF) is calculated:

IWF = (available float shares)/(total shares outstanding)

where available float shares is defined as total shares outstanding less shares held in one or more of the three groups listed above, where the group holdings exceed 10% of the outstanding shares.

Adjustments for Corporate Actions

There are a large range of corporate actions that may affect companies included in the S&P 500® Index. Certain corporate actions require S&P to recalculate the share count or the float adjustment or to make an adjustment to the divisor to prevent the value of the S&P 500® Index from changing as a result of the corporate action. This helps ensure that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. Several types of corporate actions, and their related adjustments, are listed in the table below.

Corporate Action	Share Count Revision Required?	Divisor Adjustment Required?
Stock split	Yes – share count is revised to reflect new count	No – share count and price changes are off-setting
Change in shares outstanding (secondary issuance, share repurchase and/or share buy-back)	Yes – share count is revised to reflect new count	Yes – divisor adjustment reflects change in market capitalization
Spin-off if spun-off company is not being added to the S&P 500® Index	No	Yes – divisor adjustment reflects decline in index market value (i.e. value of the spun-off unit)
Spin-off if spun-off company is being added to the S&P 500® Index and no company is being removed	No	No
Spin-off if spun-off company is being added to the S&P 500® Index and another company is being removed	No	Yes – divisor adjustment reflects deletion
Special dividends	No	Yes – calculation assumes that share price drops by the amount of the dividend; divisor adjustment reflects this change in index market value
Change in IWF	No	Yes – divisor change reflects the change in market value caused by the
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change to an IWF
Company added to or deleted from the S&P 500® Index	No	Yes – divisor is adjusted by the net change in market value
Rights Offering	No	Yes – divisor adjustment reflects increase in market capitalization (calculation assumes that offering is fully subscribed at the set price)

Disruptions due to Exchange Closure

When an exchange is forced to close early due to unforeseen events, such as computer or electric power failures, weather conditions or other events, S&P will calculate the closing level of the S&P 500® Index based on (1) the closing prices published by the exchange, or (2) if no closing price is available, the last regular trade reported for each stock before the exchange closed. In all cases, the prices will be from the primary exchange for each stock in the S&P 500® Index. If an exchange fails to open due to unforeseen circumstances, the S&P 500® Index will use the prior day’s closing prices. If all exchanges fail to open, Standard & Poor’s may determine not to publish the S&P 500® Index for that day.

License Agreement between S&P and the Bank

S&P and the Bank have entered into a non-exclusive license agreement providing for the license to the Bank, and certain of its affiliates, in exchange for a fee, of the right to use the S&P 500® Index in connection with securities, including the Notes. The S&P 500® Index is owned and published by S&P.

The license agreement between S&P and the Bank provides that the following language must be set forth in this pricing supplement:

The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the S&P Index to track general stock market performance. S&P's only relationship to the Bank is the licensing of certain trademarks and trade names of S&P and of the S&P Index which is determined, composed and calculated by S&P without regard to the Bank or the Notes. S&P has no obligation to take the needs of the Bank or the owners of the Notes into consideration in determining, composing or calculating the S&P Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE BANK, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P INDEX OR ANY DATA INCLUDED THEREIN.

WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"Standard & Poor's®," "S&P®," "S&P 500®," "Standard & Poor's 500®" and "500®" are trademarks of Standard & Poor's Financial Services LLC and have been licensed for use by the Bank. The Notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Notes.

Historical Information

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The following table sets forth the quarterly high and low closing levels for the Reference Asset, based on daily closing levels. The closing level of the Reference Asset on February 3, 2014 was 1,741.89. Past performance of the Reference Asset is not indicative of the future performance of the Reference Asset.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2011	3/31/2011	1,343.01	1,256.88	1,325.83
4/1/2011	6/30/2011	1,363.61	1,265.42	1,320.64
7/1/2011	9/30/2011	1,353.22	1,119.46	1,131.42
10/3/2011	12/30/2011	1,285.09	1,099.23	1,257.60
1/3/2012	3/30/2012	1,416.51	1,277.06	1,408.47
4/2/2012	6/29/2012	1,419.04	1,278.04	1,362.16
7/02/2012	9/28/2012	1,465.77	1,334.76	1,440.67
10/3/2012	12/31/2012	1,461.40	1,353.33	1,426.19
1/2/2013	3/31/2013	1,569.19	1,457.15	1,569.19
4/1/2013	6/28/2013	1,669.16	1,541.61	1,606.28
7/1/2013	9/30/2013	1,725.52	1,614.08	1,701.84
10/1/2013	12/31/2013	1,848.36	1,655.45	1,848.36
1/2/2014	2/3/2014	1,848.38	1,741.89	1,741.89

*	As of the date of this pricing supplement, available information for the first calendar quarter of 2014 includes data for the period from January 2, 2014 through February 3, 2014. Accordingly, the ‘‘Quarterly High,’’ ‘‘Quarterly Low’’ and ‘‘Quarterly Close’’ data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2014.
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The graph below illustrates the performance of the Reference Asset from January 2, 2003 through February 3, 2014. The lower dotted line represents a hypothetical Barrier Level of 870.945, which is equal to 50% of the closing level of the Reference Asset on February 3, 2014. The upper dotted line represents a hypothetical Trigger Level of 1,219.323, which is equal to 70% of the closing level of the Reference Asset on February 3, 2014. Past performance of the Reference Asset is not indicative of the future performance of the Reference Asset.

We obtained the information regarding the historical performance of the Reference Asset in the tables and graph above from Bloomberg Financial Markets.

We have not undertaken an independent review or due diligence of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, Scotia Capital (USA) Inc., an affiliate of The Bank of Nova Scotia, will purchase the Notes from The Bank of Nova Scotia for distribution to other registered broker-dealers or will offer the Notes directly to investors.

Scotia Capital (USA) Inc. or one of our affiliates will purchase the Notes at the Principal Amount and as part of the distribution, will pay discounts and underwriting commissions of $● (●%) per $1,000 Principal Amount of the Notes in connection with the distribution of the Notes. Certain accounts may pay a purchase price of at least $● (●%) per $1,000 Principal Amount of the Notes and third party distributors involved in such transactions may charge a discretionary fee with respect to such sales. Scotia Capital (USA) Inc. may also receive a structuring and development fee of up to $0.50 (0.05%) per $1,000 Principal Amount of the Notes.

In addition, Scotia Capital (USA) Inc. or another of its affiliates or agents may use the product prospectus supplement to which this pricing supplement relates in market-making transactions after the initial sale of the Notes. While Scotia Capital

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(USA) Inc. may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the sections titled “Supplemental Plan of Distribution” in the accompanying prospectus supplement and product prospectus supplement.

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

Conflicts of Interest

Each of Scotia Capital (USA) Inc., and Scotia Capital Inc. is an affiliate of the Bank and, as such, has a ‘‘conflict of interest’’ in this offering within the meaning of FINRA Rule 5121. In addition, the Bank will receive the gross proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Neither Scotia Capital (USA) Inc. nor Scotia Capital Inc. is permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Scotia Capital (USA) Inc. and its affiliates are full service financial institutions engaged in various activities,  which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.  Scotia Capital (USA) Inc. and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Bank, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, Scotia Capital (USA) Inc. and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Bank.  Scotia Capital (USA) Inc. and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Certain Canadian Income Tax Consequences

See “Canadian Taxation ” at page 37 of the accompanying prospectus.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The U.S. federal income tax consequences of your investment in the Notes are uncertain. No statutory, judicial or administrative authority directly discusses how the Notes should be treated for U.S. federal income tax purposes. We intend to treat the Notes as pre-paid cash-settled derivative contracts. Pursuant to the terms of the Notes, you agree to treat the Notes in this manner for all U.S. federal income tax purposes. If your Notes are so treated, any Contingent Interest Payment that is paid by us (including on the maturity date or upon call) should be included in your income as ordinary income in accordance with your regular method of accounting for U.S. federal income tax purposes. Additionally, you should generally recognize capital gain or loss upon the sale, exchange, redemption or payment on maturity in an amount equal to the difference between the amount you receive at such time (excluding the amount attributable to any Contingent Interest Payment) and the amount that you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

For a more detailed discussion of the United States federal income tax consequences with respect to your Notes, you should carefully consider the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement and the discussion set forth in “United States Taxation” of the accompanying prospectus. In particular, U.S. holders should review the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—U.S. Holders” in the product prospectus supplement

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and non-U.S. holders should review the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Non-U.S. Holders” in the product prospectus supplement. U.S. holders should also review the discussion under “—Treasury Regulations Requiring Disclosure of Reportable Transactions”, “—Information With Respect to Foreign Financial Assets” and “—Backup Withholding and Information Reporting” under “United States Taxation” in the prospectus.

We will not attempt to ascertain whether the issuer of any of the Reference Asset constituent stocks would be treated as a “passive foreign investment company” within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended (the “Code”) or a “United States real property holding corporation” within the meaning of Section 897 of the Code. If the issuer of one or more of such stocks were so treated, certain adverse U.S. federal income tax consequences could possibly apply. You should refer to any available information filed with the SEC by the issuers of the Reference Asset constituent stocks and consult your tax advisor regarding the possible consequences to you in this regard.

In this regard and in regard to a potential application of the “constructive ownership” rules, U.S. holders should review the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—U.S. Holders” in the product prospectus supplement.

Because other characterizations and treatments are possible the timing and character of income in respect of the Notes might differ from the treatment described above. You should carefully review the discussion set forth in “Alternative Treatments” in the product prospectus supplement for the possible tax consequences of different characterizations or treatment of your Notes for U.S. federal income tax purposes. It is possible, for example, that the Internal Revenue Service (“IRS”) might treat the Notes as a single debt instrument subject to the special tax rules governing contingent payment debt instruments. Alternatively, the IRS may treat the Notes as a series of derivative contracts, each of which matures on the next rebalancing date of the reference asset, in which case you would be treated as disposing of the Notes on each rebalancing date in return for a new derivative contract that matures on the next rebalancing date, and you would recognize capital gain or loss on each rebalancing date.

The IRS has also issued a notice that may affect the taxation of the Notes. According to the notice, the IRS and the Treasury Department are actively considering whether the holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue ordinary income currently and this could be applied on a retroactive basis. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. We intend to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as the Treasury Department and the IRS determine that some other treatment is more appropriate.

Non-U.S. Holders. The U.S. federal income tax treatment of the Contingent Interest Payment is unclear. We currently do not intend to withhold any tax on any Contingent Interest Payment made to a non-U.S. holder that provides us with a fully completed and validly executed applicable IRS Form W-8 BEN. However, it is possible that the IRS could assert that such payments are subject to U.S. withholding tax, or that we or another withholding agent may otherwise determine that withholding is required, in which case we or the other withholding agent may withhold up to 30% on such payments (subject to reduction or elimination of such withholding tax pursuant to an applicable income tax treaty).

Foreign Account Tax Compliance Act. Sections 1471 through 1474 of the Internal Revenue Code (which are commonly referred to as “FATCA”) generally impose a 30% withholding tax on certain payments, including “pass-thru” payments to certain persons if the payments are attributable to assets that give rise to U.S.-source income or gain. Pursuant to recently issued final Treasury regulations and administrative guidance, this withholding tax would not be imposed on payments pursuant to obligations that are outstanding on July 1, 2014 (and are not materially modified after June 30, 2014). Accordingly, FATCA withholding generally is not expected to be required on the Notes. If, however, withholding is required as a result of future guidance, we (and any paying agent) will not be required to pay additional amounts with respect to the amounts so withheld.

Significant aspects of the application of FATCA are not currently clear and investors should consult their own advisors about the application of FATCA, in particular if they may be classified as financial institutions under the FATCA rules.

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PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING AND DISPOSING OF NOTES AND RECEIVING PAYMENTS UNDER THE NOTES.

The Bank’s Estimated Value of the Notes

The Bank’s estimated value of the Notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the Notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the Notes. The Bank’s estimated value does not represent a minimum price at which the Bank would be willing to buy your Notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risks—The Bank’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the Notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s estimated value of the Notes is determined when the terms of the Notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risks—The Bank’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

The Bank’s estimated value of the Notes will be lower than the original issue price of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions paid to the Bank and other affiliated or unaffiliated dealers, the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the Notes. See “Additional Risks—The Bank’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

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